Exhibit 99.1

Ballard announces fuel cell engine order totaling approximately 5 MW for bus market

VANCOUVER, BC, March 4, 2025 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced a multi-year supply agreement from Manufacturing Commercial Vehicles ('MCV', www.mcv-eg.com), a leading commercial vehicle manufacturer based in Egypt, for fuel cell engines totaling approximately 5 MW.

The supply agreement for 50 FCmove®-HD+ engines, and initial order of 35 units, represents the continued growth of the relationship with MCV which started in 2022 with fuel cell engine integration support and the first fuel cell engine order placed in 2023. Deliveries of the 50 engines are expected between 2025 and 2026 and will initially support projects in the EU.

"We are delighted with this order and the continued engagement with MCV," said Oben Uluc, Vice President, Europe Sales & Marketing at Ballard. "In 2024 we took in 1,600 bus engines orders across 7 OEMs, and this agreement continues the momentum into 2025. As the fuel cell bus market continues to mature, we look forward to the use of Ballard fuel cell engines to decarbonize public transit across the globe."

Today, Ballard powers more than 1,800 fuel cell buses worldwide, which have collectively logged over 200 million miles of operational service. Ballard's fuel cell engines have demonstrated a 99% availability rate and zero reported safety incidents and offer an alternative to diesel engines without compromising on routes, capacity, availability, or refueling times.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product deliveries, customer deployments, and customer benefits and market adoption of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information

Ballard Power Systems:
Sumit Kundu – Manager, Investor Relations & Finance +1.604.453.3517 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 07:30e 04-MAR-25